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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                 SCHEDULE 14D-1/A
                             (AMENDMENT NO. 2)

                      Tender Offer Statement Pursuant To
            Section 14(d)(1) Of The Securities Exchange Act Of 1934

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                          SYNTHETIC INDUSTRIES, INC.
                           (Name of Subject Company)

                            SIND ACQUISITION, INC.
                              SIND HOLDINGS, INC.
                                INVESTCORP S.A.
                                   (Bidders)

                    Common Stock, $1.00 par value per share
                        (Title of Class of Securities)

                                   871914107
                     (CUSIP Number of Class of Securities)

                           E. Michael Greaney, Esq.
                          Gibson, Dunn & Crutcher LLP
                                200 Park Avenue
                           New York, New York 10166
                                (212) 351-4000
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)

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  This Amendment No. 2 amends the Tender Offer Statement on Schedule 14D-1
(as amended, this "Statement") initially filed on November 12, 1999 by SIND Acquisition, Inc., a Delaware corporation ("Purchaser") and wholly owned subsidiary of SIND Holdings, Inc., a Delaware corporation ("Parent") formed at the direction of Investcorp S.A., a Luxembourg corporation ("Investcorp"), relating to Purchaser's offer to purchase all outstanding shares of common stock, $1.00 par value per share (collectively, the "Shares"), of Synthetic Industries, Inc., a Delaware corporation (the "Company"), at a price of $33.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 12, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

Item 10. Additional Information

  Item 10 is hereby amended and supplemented by adding the following information thereto:

     "A copy of Investcorp's press release announcing that the Offer has been extended and that the Offer and withdrawal rights will now expire at 5:00 p.m., New York City time, on December 13, 1999, is filed as Exhibit (a)(9) to this Statement and is incorporated herein by reference."

Item 11. Material to be Filed as Exhibits

  Item 11 is hereby amended by adding the following exhibit.

  (a)(9) Press Release, dated December 13, 1999, issued by Investcorp

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                                  SIGNATURES

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SIND ACQUISITION, INC.

                                                /s/ Christopher J. O'Brien
                                          By: _________________________________
                                            Name: Christopher J. O'Brien
                                            Title: President

Dated: December 13, 1999

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SIND HOLDINGS, INC.

                                                /s/ Christopher J. O'Brien
                                          By: _________________________________
                                            Name: Christopher J. O'Brien
                                            Title: President

Dated: December 13, 1999

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          INVESTCORP S.A.

                                                  /s/ Lawrence B. Kessler
                                          By: _________________________________
                                            Name: Lawrence B. Kessler
                                            Title: Authorized Representative

Dated: December 13, 1999

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                                 EXHIBIT INDEX

 Exhibit                                                          Sequentially
 Number                       Exhibit Index                       Numbered Page
 -------                      -------------                       -------------
 (a)(9)  Press Release, dated December 13, 1999, issued by
         Investcorp
